FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



1.   Name and Address of Reporting Person
     General Electric Company
     3135 Easton Turnpike
     Fairfield, CT 06431-0001


2.   Date of Event Requiring Statement (Month/Day/Year)

     9/20/98

3    IRS or Social Security Number of Reporting Person (Voluntary)



4.   Issuer Name and Ticker or Trading Symbol
     Marquette Medical Systems, Inc.  (MARQ)


5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     (  ) Director                        (X ) 10% Owner
     (  ) Officer (give title below)      (  ) Other (specify below)





6.    If Amendment, Date of Original (Month/Day/Year)



7.    Individual or Joint/Group Filing (Check Applicable Line)

     (X ) Form filed by One Reporting Person

     (  ) Form filed by More than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security       2. Amount of      3. Ownership   4. Nature of
   (Instr. 4)                 Securities        Form:          Indirect
                              Beneficially      Direct (D)     Beneficial
                              Owned             or             Ownership
                              (Instr. 4)        Indirect       (Instr. 5)
                                                (I)
                                                (Instr. 5)





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1. Title of           2. Date Exer-       3. Title and Amount     4. Conversion  5. Ownership      6. Nature of
Derivative            cisable and          of Securities          or             Form of           Indirect
Security              Expiration           Underlying             Exercise       Derivative        Beneficial
(Instr. 4)            Date                 Derivative             Price of       Security:         Ownership
                      (Month/Day/          Security               Derivative     Direct (D)        (Instr. 5)
                      Year)                                       Secrity        or
                                                                                 Indirect (I)
                                                                                 (Instr. 5)
-------------      ------------------  ---------------------      -------------  --------------
                   Date       Expira-  Title        Amount
                   Exer-      tion                  or
                   cisable    Date                  Number
                                                    of
                                                    Shares
                   -------    -------  ---------    ------

Stock Option       Note 1     Note 1   Common       3,643,066     $45.00                D
(right to buy)                         Stock,
                                       $.10 par
                                       value




Explanation of Responses:

Note 1: On September 20, 1998, Marquette Medical Systems, Inc. ("Marquette") granted General Electric Company ("GE") an option to purchase up to 3,643,066 shares, or approximately 19.9% of outstanding Marquette common stock. Pursuant to the Stock Option Agreement dated September 20, 1998, as more fully described in the Schedule 13D filed by GE, the option becomes immediately exercisable if, in general, any person other than GE proposes a business combination with Marquette, or Marquette takes certain other actions which could facilitate a business combination with any person other than GE. The option expires upon the earlier of the closing of the transactions contemplated by the Merger Agreement, as described in GE's Schedule 13D, or the termination of the Merger Agreement in accordance with its terms, except that the option will not expire until 180 days after the termination of the Merger Agreement under certain circumstances, described in the Stock Option Agreement.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



/s/ Robert E. Healing                                September 30, 1998
---------------------------------                    ------------------
Signature of Reporting Person                               Date
Robert E. Healing
Corporate Counsel